Securities Act File No. 333-81209

Investment Company Act File No. 811-09397

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

Form N-1A

Registration Statement

under

the Securities Act of 1933

Pre-Effective Amendment No.

Post-Effective Amendment No. 38

and/or

Registration Statement

under

the Investment Company Act of 1940

Amendment No. 39

(Check Appropriate Box or Boxes)

_________________

THE GABELLI UTILITIES FUND

(Exact Name of Registrant as Specified in the Declaration of Trust)

_________________

One Corporate Center
Rye, New York 10580-1422

(Address of Principal Executive Offices)

Registrant's Telephone Number, Including Area Code: (800) 422-3554

Bruce N. Alpert
Gabelli Funds, LLC
One Corporate Center
Rye, New York 10580-1422

(Name and Address of Agent for Service)

_________________

Copies to:

Peter Goldstein, Esq. The Gabelli Utilities Fund One Corporate Center Rye, New York 10580-1422	Thomas A. DeCapo, Esq. Kenneth E. Burdon, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 500 Boylston Street Boston, Massachusetts 02116

It is proposed that this filing will become effective:

☐  immediately upon filing pursuant to paragraph (b); or

☐  on [     ], pursuant to paragraph (b); or

☐  60 days after filing pursuant to paragraph (a)(1); or

☐  on [     ] pursuant to paragraph (a)(1); or

☐  75 days after filing pursuant to paragraph (a)(2); or

☐  on [     ] pursuant to paragraph (a)(2) of Rule 485.

If appropriate, check the following box:

☐  This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

EXPLANATORY NOTE

This Post-Effective Amendment No. 38 to the Registration Statement on Form N-lA (File No. 333-81209) of The Gabelli Utilities Fund (the "Registration Statement") is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the "Securities Act"), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 38 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-lA setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 38 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 38 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C

OTHER INFORMATION

Item 28.	Exhibits.

	(a)(1)	Amended and Restated Agreement and Declaration of Trust to the Amended and Restated Agreement and Declaration of Trust, dated August 19, 2009 — incorporated by reference to Post-Effective Amendment No. 13 to the Registrant’s Registration Statement on Form N-1A, as filed with the SEC via EDGAR on February 26, 2010 (Accession No. 0000950123-10-017794).

(a)(2)

Supplemental Declaration of Trust to the Amended and Restated Agreement and Declaration of Trust, dated June 20, 2017 – incorporated by reference to Post-Effective Amendment No. 29 to the Registrant’s Registration Statement on Form N-1A, filed with the SEC via EDGAR on June 22, 2017 (Accession No. 0001193125-17-210463) (“Post-Effective Amendment No. 29”).

	(a)(3)	Supplemental Declaration of Trust to the Amended and Restated Agreement and Declaration of Trust, dated June 1, 2022 – filed herewith.

	(b)	By-Laws of Registrant, dated May 19, 1999 — incorporated by reference to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-1A, as filed with the SEC via EDGAR on August 20, 1999 (Accession No. 0000950172-99-001100) (“Pre-Effective Amendment No. 1”).

	(c)	Not Applicable.

	(d)	Investment Advisory Agreement between the Registrant and Gabelli Funds, LLC, dated August 31, 1999 — incorporated by reference to Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-1A, as filed with the SEC via EDGAR on May 1, 2000 (Accession No. 0000935069-00-000198) (“Post-Effective Amendment No. 1”).

	(e)	Distribution Agreement between the Registrant and G.distributors, LLC, dated August 1, 2011 — incorporated by reference to Post-Effective Amendment No. 17 to the Registrant’s Registration Statement on Form N-1A, as filed with the SEC via EDGAR on April 27, 2012 (Accession No. 0001193125-12-191700) (“Post-Effective Amendment No. 17”).

	(f)	Not Applicable.

	(g)(1)	Amended and Restated Master Custodian Agreement between the Registrant and State Street Bank & Trust Company (“State Street”), dated July 2, 2001 — incorporated by reference to Post-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-1A, as filed with the SEC via EDGAR on May 1, 2002 (Accession No. 0000935069-02-000394) (“Post-Effective Amendment No. 3”).

	(g)(2)	Custodian Fee Schedule between the Registrant and State Street — incorporated by reference to Post-Effective Amendment No. 1.

(h)	Registrar, Transfer Agency and Service Agreement between the Registrant and State Street, dated August 31, 1999 — incorporated by reference to Post-Effective Amendment No. 1.

(i)	Opinion and Consent of Skadden, Arps, Slate, Meagher & Flom LLP — incorporated by reference to Pre-Effective Amendment No. 1.

(j)(1)	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm — incorporated by reference to Post-Effective Amendment No. 37 to the Registrant’s Registration Statement on Form N-1A, as filed with the SEC via EDGAR on April 29, 2022 (Accession No. 0001193125-22-133395) (“Post-Effective Amendment No. 37”)

(j)(2)	Powers of Attorney for Anthony J. Colavita, Vincent D. Enright, Mario J. Gabelli, Mary E. Hauck, Karl Otto Pöhl and Werner J. Roeder, dated May 16, 2001 — incorporated by reference to Post-Effective Amendment No. 3.

(j)(3)	Power of Attorney for Kuni Nakamura, dated April 11, 2011 — incorporated by reference to Post-Effective Amendment No. 15 to the Registrant’s Registration Statement on Form N-1A, as filed with the SEC via EDGAR on April 29, 2011 (Accession No. 0000950123-11-041905).

(k)	Not Applicable.

(l)	Purchase Agreement with initial shareholder, dated August 3, 1999 — incorporated by reference to Pre-Effective Amendment No. 1.

(m)(1)	Amended and Restated Plan of Distribution pursuant to Rule 12b-1 relating to Class AAA Shares, dated August 1, 2011 — incorporated by reference to Post-Effective Amendment No. 34.

(m)(2)	Amended and Restated Plan of Distribution pursuant to Rule 12b-1 relating to Class A Shares, dated August 1, 2011 — incorporated by reference to Post-Effective Amendment No. 17.

(m)(3)	Amended and Restated Plan of Distribution pursuant to Rule 12b-1 relating to Class C Shares, dated August 1, 2011 — incorporated by reference to Post-Effective Amendment No. 17.

(n)(1)	Second Amended and Restated Rule 18f-3 Multi-Class Plan, dated February 23, 2017 — incorporated by reference to Post-Effective Amendment No. 29.

(o) Not Applicable.

(p) Revised Code of Ethics for the Registrant, Gabelli Funds, LLC, GAMCO Asset Management Inc., G.research, LLC, G.distributors, LLC, Gabelli & Partners, LLC, and Gabelli & Company Investment Advisers, Inc., dated January 18, 2022 — incorporated by reference to Post-Effective Amendment No. 37.

Item 29.	Persons Controlled by or Under Common Control with Registrant

None.

Item 30.	Indemnification

Section 4.2 of Article IV of Registrant’s Agreement and Declaration of Trust, Section 5 of the Investment Advisory Agreement and Section 10 of the Distribution Agreement are hereby incorporated by reference to Exhibits (a), (d) and (e).

Insofar as indemnification of liabilities arising under the Securities Act of 1933, as amended (the “Act”) may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The Registrant hereby undertakes that it will apply the indemnification provisions of its Agreement and Declaration of Trust, its By-Laws, the Investment Advisory Agreement, the Administration Agreement and the Distribution Agreement in a manner consistent with Release No. 11330 of the Securities and Exchange Commission under the Investment Company Act of 1940, as amended.

Item 31.	Business and Other Connections of the Investment Adviser

Gabelli Funds, LLC (the “Adviser”) is a registered investment adviser providing investment management and administrative services to the Registrant. The Adviser also provides similar services to other mutual funds.

The information required by this Item 31 with respect to any other business, profession, vocation or employment of a substantial nature engaged in by directors and officers of the Adviser during the past two fiscal years is incorporated by reference to Form ADV filed by the Adviser pursuant to the Investment Advisers Act of 1940 (SEC File No. 801-37706).

Item 32.	Principal Underwriter

(a) G.distributors, LLC (“G.distributors”) currently acts as distributor for Gabelli 787 Fund, Inc., The Gabelli Asset Fund, Gabelli Capital Series Funds, Inc., Comstock Funds, Inc., Gabelli Equity Series Funds, Inc., The Gabelli Dividend Growth Fund, GAMCO Global Series Funds, Inc., Gabelli Gold Fund, Inc., The Gabelli Growth Fund, Gabelli International Growth Fund, Inc., Gabelli Investor Funds, Inc., The Gabelli Money Market Funds, The Gabelli ESG Fund, Inc., The Gabelli Value 25 Fund Inc., The TETON Westwood Funds, Gabelli Innovations Trust, the KEELEY Funds, Inc., and the Gabelli ETFs Trust.

(b) The information required by this Item 32 with respect to each director, officer or partner of G.distributors is incorporated by reference to Schedule A of Form BD filed by G.distributors pursuant to the Securities Exchange Act of 1934, as amended (SEC File No. 8-68697).

(c) Not Applicable.

Item 33.	Location of Accounts and Records

Information on the physical possession of accounts, books and other documents is included in the Registrant’s filing on Form N-CEN filed with the Securities and Exchange Commission on March 15, 2022.

Item 34.	Management Services

Not Applicable.

Item 35.	Undertakings

Not Applicable.

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant, THE GABELLI UTILITIES FUND, has duly caused this Post-Effective Amendment No. 38 to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rye and State of New York, on the 2nd day of June, 2022.

THE GABELLI UTILITIES FUND

By: /s/ Bruce N. Alpert

        Bruce N. Alpert

        President

As required by the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities set forth below on the 2nd day of June, 2022.

NAME	TITLE

Mario J. Gabelli*	Chairman of the Board
Mario J. Gabelli

/s/ Bruce N. Alpert	President (Principal Executive Officer)
Bruce N. Alpert

/s/ John C. Ball
John C. Ball	Treasurer (Principal Financial and Accounting Officer)

Anthony J. Colavita*
Anthony J. Colavita	Trustee

Vincent D. Enright*
Vincent D. Enright	Trustee

Mary E. Hauck*
Mary E. Hauck	Trustee

Kuni Nakamura*
Kuni Nakamura	Trustee

Werner J. Roeder*
Werner J. Roeder	Trustee

*By: /s/ Bruce N. Alpert

         Bruce N. Alpert

         Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.

Description

(a)(3)

Supplemental Declaration of Trust, dated June 1, 2022